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                                                 FILED BY SOUTHTRUST CORPORATION
                                                     PURSUANT TO RULE 425 OF THE
                                                          SECURITIES ACT OF 1933
                                                    SUBJECT COMPANY IS COMMUNITY
                                                        BANKSHARES, INCORPORATED
                                                     COMMISSION FILE NO. 0-13100



CONTACTS:  DAVID OLIVER           TIM SCHOOLS          RAY FLEMING
           SOUTHTRUST             SOUTHTRUST           COMMUNITY BANKSHARES
           CORP. COMMUNICATIONS   INVESTOR RELATIONS   CHIEF FINANCIAL OFFICER
           (205) 254-5523         (205) 254-6868       (804) 360-2222, EXT. 244

FOR IMMEDIATE RELEASE

           SOUTHTRUST, COMMUNITY BANKSHARES SIGN DEFINITIVE AGREEMENT

BIRMINGHAM, Ala., and RICHMOND, Va. (September 21, 2001) -- Officials with SouthTrust Corporation (NASDAQ: SOTR) and Community Bankshares Incorporated (NASDAQ: CBIV) based in Richmond, Va., have signed a definitive agreement for the acquisition of Community Bankshares by SouthTrust. Wallace D. Malone Jr., chairman and chief executive officer of SouthTrust Corp., and Nathan S. Jones 3rd, president and chief executive officer of Community Bankshares, made the announcement.

         The definitive agreement provides for the merger of Commerce Bank, the subsidiary of Community Bankshares, with SouthTrust Bank. Commerce Bank operates 13 offices in the Virginia cities of Richmond, Petersburg and Colonial Heights, and in Chesterfield, Henrico, Hanover and Goochland counties. The company reported assets of $416 million as of June 30, 2001. The merger calls for the exchange of 1.5608 shares of SouthTrust stock for each outstanding share of Community Bankshares stock. Community Bankshares' shareholders will have the right to exchange up to 40% of the total outstanding shares for $34.03 per share in cash.

         The agreement is subject to certain conditions, including shareholder and regulatory approval.

         The agreement further provides for an alternative deal structure that would make the transaction an all cash transaction if the exchange ratio multiplied by the five-day average of the market price of SouthTrust's common stock is less than $23.41 per share five days before the Community Bankshares' shareholder meeting. The cash purchase

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price would be a weighted average of $34.03, weighted at 40%, and the product of the market value of SouthTrust's common stock and the exchange ratio, weighted at 60%.

         This transaction represents SouthTrust Bank's third acquisition announcement in Virginia this year. Bank officials anticipate closing on this transaction during the fourth quarter 2001. SouthTrust will communicate directly to customers about any changes to accounts, products, services, bank hours and bank operations as the conversion process continues.

         "We are excited about this agreement with Community Bankshares and Commerce Bank," Malone said. "2001 has been an exciting year for SouthTrust in the state of Virginia, and we are especially delighted with this merger as it marks


SouthTrust's initial retail banking entry into the Richmond area. We look forward to working with many customers and employees of Commerce Bank. We will continue to provide these customers the quality service they have come to know and expect from their bank, along with new products and services."

         "We are pleased about becoming part of SouthTrust," said Nathan S. Jones 3rd, chief executive officer of Commerce Bank. "We will continue to provide the wide range of commercial banking services to individuals, small to medium-sized businesses, institutions and governments that Commerce Bank customers have come to know, as well as broaden and deepen this product offering through SouthTrust."

         Community Bankshares was advised by Keefe, Bruyette & Woods, Inc. and McKinnon & Company, Inc.

         SouthTrust Corporation (www.southtrust.com) is a $47-billion regional bank holding company with headquarters in Birmingham, Ala. SouthTrust operates more than 650 banking offices and 800 ATMs in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. The company offers a complete line of banking and other related financial services to commercial and retail customers.

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SouthTrust is a Forbes Platinum 400 and FORTUNE 500 company that trades on the
NASDAQ Stock Market under the symbol SOTR and is included in the S&P 500 index.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this press release, other than those containing historical information, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. SouthTrust and Community Bankshares wish to caution readers that results and events subject to forward-looking statements could differ materially due to the following factors: possible changes in regional and national economic and business conditions; changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors; possible changes in monetary and fiscal policies, laws and regulations; and the effects or other risks and factors identified in the companies' filings with the Securities and Exchange Commission. The parties do not undertake, and specifically disclaim, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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